

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 13, 2017

William Dumo Mejia
President and Principal Executive Officer
MWF Global Inc.
Baccuit Sur, Bauang,
La Union, Philippines

> **Re: MWF Global Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 30, 2017**
> **File No. 333-219419**

Dear Mr. Mejia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2017 letter.

Dilution, page 16

1. We have read your response to comment 5. Please explain to us why the pre-offering net tangible book value per share under the 100% shares sold scenario differs from the other scenarios. If in error, please advise and revise.

Plan of Operations, page 25

2. We note discrepancies in your revised disclosure regarding the current status of your operations. For example, it is unclear whether you have purchased any products. In this regard, we note your disclosure in this section that you have launched your website, and "customers can purchase product[s] through [y]our website via Shopify." You disclose elsewhere, however, that you <u>will</u> purchase your "initial proposed product" from a supplier. Please revise to clarify and ensure consistency throughout your filing.

<u>Financial Statements, page F-1</u>

3. Please update the financial statements and other financial information in the filing to include the interim period ended July 31, 2017. Please refer to the guidance in Rule 8-08 of Regulation S-X.

<u>Statements of Operations, page F-4 & F-12</u>

4. We have read your response to comment 9. Your response indicates that $5,000 of your estimated accounting fees relates to audit services that were incurred as of April 30, 2017. You also state that $5,000 of such fees was included in general and administrative fees for the period ended April 30, 2017, yet the total amount of such expenses is $1,619. If your response is correct, please explain to us how you included this expense in your financial statements for the three months ended April 30, 2017, or revise your financial statements. Further, your response only discusses estimated accounting fees. In this regard, please revise your estimate on page 32 to reflect the estimated accounting and <u>legal fees</u> associated with this offering. If no legal fees are included in the estimate, the caption should correctly indicate the fees represented by the estimate. Refer to Item 511 of Regulation S-K.

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Income taxes, pages F-8 and F-15</u>

5. We have read your response to comment 11. Please note that GAAP requires that the tax effects of changes in tax laws or rates be recognized in the period in which the law is enacted. Please revise your disclosure to remove the reference to "substantially." Refer to ASC 740-10-45-15.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or James Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, Jennifer López, Staff Attorney, at 202 551-3792, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products